13G

CUSIP No. 130872104	Page 1 of 5

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 5)*

Caliper Life Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

130872104

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Item 1	(a).	Name of Issuer:

Caliper Life Sciences, Inc. (the “Issuer”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

68 Elm Street, Hopkinton, Massachusetts 01748.

Item 2	(a).	Name of Persons Filing:

Abingworth Management Limited and Abingworth LLP. The foregoing individuals are each a “Reporting Person” and collectively referred to as the “Reporting Persons.”

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The business address for each Reporting Person is Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

Item 2	(c).	Citizenship:

Abingworth Management is a corporation organized under the laws of England. Abingworth LLP is a limited liability partnership organized under the laws of England.

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share.

Item 2	(e).	CUSIP Number:

130872104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

Not applicable.

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CUSIP No. 130872104	Page 3 of 5

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each of the Reporting Persons has ceased to own beneficially five percent (5%) or more of the Issuer’s outstanding Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not Applicable.

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CUSIP No. 130872104	Page 4 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2012

ABINGWORTH MANAGEMENT LIMITED

By:	/s/ James Abell
	Name:	James Abell
	Title:	Executive Director

ABINGWORTH LLP

By:	/s/ James Abell
	Name:	James Abell
	Title:	Executive Director

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CUSIP No. 130872104	Page 5 of 5

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Caliper Life Sciences, Inc.

Date: February 7, 2012

ABINGWORTH MANAGEMENT LIMITED

By:	/s/ James Abell
	Name:	James Abell
	Title:	Executive Director

ABINGWORTH LLP

By:	/s/ James Abell
	Name:	James Abell
	Title:	Executive Director